Back **2014-09-25, 15:32:17, EDT**

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Gress,A **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	2536404		
Security designation	Common Shares		
Opening balance of securities held	40614		
Date of transaction	2014-09-25		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities acquired	1000		
Unit price or exercise price	5.8700	Currency	American Dollar
Closing balance of securities held	41614	Insider's calculated balance	
Filing date/time	2014-09-25 15:32:00		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			